UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribucion y Servicio D&S S.A. Announces Third Quarter 2006 Results

          SANTIAGO, Chile, Oct. 30 /PRNewswire-FirstCall/ -- Distribucion y Servicio D&S S.A. (NYSE: DYS) (Latibex: XDYS) announces results for the third quarter 2006.

          Figures in this report are expressed in US$ millions, drawn from figures in Chilean pesos restated by the CPI at September 30, 2006, and converted into dollars using the observed exchange rate for the same date (1US$=Ch$537.03).

          For an extended version of this report, please visit our website http://www.dys.cl

Highlights III Quarter 2006

*	74.1% increase in net profit to Ch$7,849 million (US$14.6 million) representing 1.8% of revenues.

*	13.6% increase in EBITDA, EBITDA margin increased 50 bp. to 6.7% of revenues.

*	Operating income up 34.2% to Ch$15,609 million (US$29.1 million), operating margin increased by 70 bp. to 3.6% of revenues.

*	Total operating expenses as percentage of revenues dropped by 30 bp. to 24.2% of revenues.

*	Gross income up 7.4%, gross margin increased 50 bp. from 27.4% in 2005 to 27.9% in 2006.

*	Net revenues up 5.4% to Ch$427,730 million (US$796.5 million).

*

New store openings: 3 LIDER Express supermarkets: La Ligua (930 sq.m., V Region), Los Andes (963 sq.m., V Region) and Linares Terminal (2,130 sq.m., VII Region). Compared to September 30, 2005, 19 stores have been added (15 LIDER Express supermarkets, 2 LIDER Vecino compact hypermarkets, one new LIDER hypermarket and the re-opening of LIDER Velazquez) for a total of 43,009 additional square meters of sales area, representing a 10.5% increase over sales area at September 30, 2005.

*	Capex (investment in land, buildings and infrastructure) for the period amounted to US$97.5 million.

*	Financial debt as of September 30, 2006 totaled US$760.0 million, 33.8% short term and 54.0% in public offering instruments (bonds and commercial papers).

          2006 Compared to 2005 -- Third quarter
          For the third quarter 2006, net revenues increased 5.4% compared to the same period in 2005 to Ch$427,730 million (US$796.5 million). This increase resulted primarily from the 3.7% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period October 2005- September 2006, and the 44.4% increase in revenues from the D&S financial services division. Same store sales (SSS) showed a 3.2% decrease in this third quarter 2006 compared to the same period in 2005. Gross income increased 7.4% to Ch$119,299 million (US$222.1 million) and gross margin increased to 27.9% from 27.4% (50 bp. increase) in the same quarter of 2005. This increase is attributable to the sustained increase of revenues from the financial services division. Selling and administrative expenses for this period increased by 4.3%, totaling Ch$103,689 million (US$193.1 million), representing 24.2% of revenues, compared to Ch$99,432 million (US$185.2 million) in the third quarter 2005. This is attributable to the 19 stores opened during the period October 2005 to September 2006 (three LIDER Express supermarkets, one LIDER Vecino and the reopening of LIDER Velasquez during 2005, in addition to a new LIDER hypermarket in Copiapo, one LIDER Vecino in Linares and 12 LIDER Express supermarkets in the cities of Temuco, Santiago, Talca, San Javier, Parral, La Ligua, Los Andes and Linares during 2006), equivalent to a 10.5% increase in sales area at September 30, 2006, compared to the same date in 2005. Additionally, the D&S financial services division recorded 22.2% higher operating expenses, consistent with the increase in outstanding credit receivables and net revenues registered at this division, thus contributing to the overall increase in consolidated operating expenses.

          Operating income increased by 34.2%, amounting to Ch$15,609 million (US$29.1 million), equivalent to 3.6% of revenues, compared to operating income of Ch$11,629 million (US$21.7 million), representing 2.9% of revenues in the third quarter of 2005 (a 70 bp. increase). EBITDA for this quarter increased by 13.6% compared to the same period in 2005, totaling Ch$28,681 million (US$53.4 million), equivalent to 6.7% of revenues. Net income increased by 74.1%, amounting to Ch$7,849 million (US$14.6 million), representing 1.8% of revenues compared to results for the same period in 2005 when net profit totaled Ch$4,508 million (US$8.4 million), equivalent to 1.1% of revenues.

          Third Quarter Consolidated Results

	Ch$ million	2006 US$ million	%

Sales	355,639	662.2	83.1%
Other Income	72,090	134.2	16.9%
Net revenues	427,730	796.5	100.0%
Cost of sales	308,431	574.3	72.1%
Gross Income / Margin	119,299	222.1	27.9%
Recurring Operating Expenses	90,501	168.5	21.2%
Start-up Expenses	117	0.2	0.0%
Total Operating Expenses (SG&A)	90,618	168.7	21.2%
EBITDA	28,681	53.4	6.7%
Depreciation	13,072	24.3	3.1%
Total Operating Expenses	103,689	193.1	24.2%
Operating Income	15,609	29.1	3.6%
Financial Expenses	(6,368)	(11.9)	-1.5%
Other Non-operating Income (Expenses)	511	1.0	0.1%
Monetary Correction	207	0.4	0.0%
Non-Operating Income	(5,649)	(10.5)	-1.3%
Income before Tax	9,960	18.5	2.3%
Income Tax	(2,125)	(4.0)	-0.5%
Minority Interest	14	0.0	0.0%
Income	7,849	14.6	1.8%
Amortization of Goodwill	—	0.0	0.0%
Net Income	7,849	14.6	1.8%

	Ch$ million	2005 US$ million	%	Change %

Sales	343,012	638.7	84.5%	3.7%
Other Income	62,725	116.8	15.5%	14.9%
Net revenues	405,737	755.5	100.0%	5.4%
Cost of sales	294,676	548.7	72.6%	4.7%
Gross Income / Margin	111,061	206.8	27.4%	7.4%
Recurring Operating Expenses	85,791	159.8	21.1%	5.5%
Start-up Expenses	31	0.1	0.0%	281.1%
Total Operating Expenses (SG&A)	85,821	159.8	21.2%	5.6%
EBITDA	25,240	47.0	6.2%	13.6%
Depreciation	13,611	25.3	3.4%	-4.0%
Total Operating Expenses	99,432	185.2	24.5%	4.3%
Operating Income	11,629	21.7	2.9%	34.2%
Financial Expenses	(5,216)	(9.7)	-1.3%	22.1%
Other Non-operating Income (Expenses)	182	0.3	0.0%	180.8%
Monetary Correction	(947)	(1.8)	-0.2%	-121.9%
Non-Operating Income	(5,981)	(11.1)	-1.5%	-5.5%
Income before Tax	5,647	10.5	1.4%	76.4%
Income Tax	(1,259)	(2.3)	-0.3%	68.8%
Minority Interest	25	0.0	0.0%	-44.8%
Income	4,414	8.2	1.1%	77.8%
Amortization of Goodwill	94	0.2	0.0%	-100.0%
Net Income	4,508	8.4	1.1%	74.1%

          Currency of Sept. 2006, exchange rate US$=Ch$537.03 of Sept. 30, 2006.

          For further information please contact:

Miguel Nunez
Chief Financial Officer
mnunez@dys.cl
56-2-484 7754

Loreto Bradford
Investor Relations Officer
lbradford@dys.cl
56-2-484 7757

Roberto Vergara
Investor Relations Associate
rvergara@dys.cl
56-2-484 7764

SOURCE  Distribucion y Servicio D&S S.A.
          -0-                                                  10/30/2006
          /CONTACT:  Miguel Nunez, Chief Financial Officer, +011-56-2-484-7754, or mnunez@dys.cl, or Loreto Bradford, Investor Relations Officer, +011-56-2-484-7757, or lbradford@dys.cl, or Roberto Vergara, Investor Relations Associate, +011-56-2-484-7764, or rvergara@dys.cl, all of Distribucion y Servicio D&S S.A./
          /Web site:  http://www.dys.cl/

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: October 27, 2006